

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 16, 2010

Mr. Robert T. Faber
Chief Executive Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, NV 89440

> **Re:** **Goldspring, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-32429**

Dear Mr. Faber:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief